Filed pursuant to Rule 424(b)(3)

Registration No. 333-200464

LIGHTSTONE REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 5, DATED APRIL 8, 2016,

TO THE PROSPECTUS, DATED APRIL 29, 2015

This prospectus supplement, dated April 8, 2016 (“Supplement No. 5”), is part of the prospectus of Lightstone Real Estate Income Trust Inc. (the “Company,” “we,” “us” or “our”), dated April 29, 2015 (the “Prospectus), as supplemented by Supplement No. 1, dated June 25, 2015 (“Supplement No. 1”), Supplement No. 2, dated September 9, 2015 (“Supplement No. 2”), Supplement No. 3, dated March 16, 2016 (“Supplement No. 3”) and Supplement No. 4, dated March 18, 2016 (“Supplement No. 4”). This Supplement No. 5 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and Supplement No. 4 and must be read in conjunction with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3 and Supplement No. 4. This Supplement No. 5 forms a part of, and must be accompanied by, the Prospectus.

EXPLANATORY NOTE

We previously announced that we expected to publish an estimated net asset value (“NAV”) and resulting estimated NAV per share on or prior to April 11, 2016. The primary purpose of this Supplement No. 5 is to provide our NAV and resulting estimated NAV per share, both as of December 31, 2015. For a discussion of the process that we used to determine the NAV per share as of December 31, 2015, please see the section of this supplement entitled “Estimation of Net Asset Value and Net Asset Value per Share.”

PROSPECTUS UPDATES

Risk Factors

The Risk Factor captioned “The offering price of our Common Shares in this offering was not determined on an independent basis; as a result, the offering price of the Common Shares in this offering is not related to any independent valuation.” on page 36 of the Prospectus is hereby deleted and replaced with the following:

“The offering price of our Common Shares in this offering was determined by our board of directors on an arbitrary basis and may not be indicative of the price at which the shares would trade if they were listed on an exchange or were actively traded by brokers.

Our board of directors arbitrarily determined the offering price of the Common Shares in this offering based primarily on the range of other REITs that do not have a public trading market. Although the offering price of the Common Shares in this offering is currently equal to our estimated net asset value (“NAV”) per share as of December 31, 2015, the valuation methodologies underlying our estimated NAV and NAV per share involve subjective judgments. Valuations of real estate investments do not necessarily represent the price at which a willing buyer would purchase our investments; therefore, there can be no assurance that we would realize the values underlying our estimated NAV if we were to sell our assets and distribute the net proceeds to our stockholders. In addition, the values of our assets and liabilities are likely to fluctuate over time. Consequently, the offering price of our Common Shares may not reflect the price at which the Common Shares would trade if they were listed on an exchange or actively traded by brokers, or the proceeds that a stockholder would receive if we were liquidated or dissolved.”

Estimation of NAV and Sponsor Subordinated Loan Agreement

The last sentence of the second paragraph on page S-7 under the heading “Sponsor Subordinated Loan Agreement” of Supplement No. 4 is hereby deleted and replaced by the following disclosure:

“For example, as of December 31, 2015, we had received aggregate gross proceeds of $6.8 million from the sale of approximately 723,975 Common Shares in our initial public offering, which is significantly less than the maximum offering amount used in the below table.”

Estimation of Net Asset Value and Net Asset Value per Share

The following disclosure is hereby added as a new section immediately prior to “MANAGEMENT” on page 63 of the Prospectus:

“ESTIMATION OF NET ASSET VALUE AND NET ASSET VALUE PER SHARE

Estimated NAV and NAV per Share

On April 8, 2016, our board of directors approved our estimated NAV of approximately $7.2 million and resulting estimated NAV per share of $10.00, both as of December 31, 2015, after taking into consideration our sponsor’s commitment to make quarterly advances under the subordinated loan agreement pursuant to which approximately $3.1 million was funded during the first quarter of 2016. Our estimated NAV and resulting estimated NAV per share assume a hypothetical liquidation of the Company and the subordinated loan has been assigned no value because the estimated NAV per share does not exceed the aggregate $10.00 offering price per share plus a cumulative, pre-tax non-compounded annual return of 8.0% as of December 31, 2015.

The estimated NAV per share was calculated with the assistance of Lightstone Real Estate Income, LLC (our “Advisor”) and Marshall & Stevens Incorporated (“M&S”), an independent third-party valuation firm engaged by us to assist with the valuation of our assets and liabilities. The Advisor recommended and the board of directors established the estimated NAV per share based upon the analyses and reports provided by the Advisor and M&S. The process for estimating the value of our assets and liabilities was performed in accordance with the provisions of the Investment Program Association Practice Guideline 2013-01, “Valuations of Publicly Registered Non-Listed REITs,” issued April 29, 2013. We believe that the valuation was developed in a manner reasonably designed to ensure its reliability.

The engagement of M&S was approved by our board of directors, including all of our independent directors. M&S has extensive experience in conducting asset valuations, including of commercial real estate, debt and real estate-related investments.

M&S prepared a NAV report (the "NAV Report") which estimates the NAV per share as of December 31, 2015. The NAV Report relied upon M&S’s estimated value of our investments in related parties and the Advisor's estimate of the value of our other assets, due to related parties and other liabilities, to calculate estimated NAV per share, all as of December 31, 2015.

The table below sets forth the calculation of our estimated NAV and resulting estimated NAV per share.

	As of December 31, 2015
	Value	Per Share

Net Assets:
Investment in related party	$4,000,000	$5.53
Non-Real Estate Assets:
Cash and cash equivalents	1,213,014
Other assets	434
Total non-real estate assets	1,213,448	1.68
Total Assets	5,213,448	7.21
Liabilities:
Due to related parties	(865,436)
Other liabilities	(217,275)
Total liabilities	(1,082,711)	(1.50)
NAV before funding under Subordinated Loan	4,130,737	5.71
Sponsor's Obligation under Subordinated Loan	3,109,013	4.29
NAV	$7,239,750	$10.00

Shares of Common Stock Outstanding	723,975

NAV attributable to funding under Subordinated Loan:
Quarterly draw received during first quarter of 2016	$3,109,013	$4.29

Independent Valuation Firm

M&S was selected by our board of directors to prepare the NAV Report. M&S is engaged in the business of appraising commercial real estate properties and is not affiliated with us or the Advisor. The compensation we paid to M&S was based on the scope of work and not on the appraised values of our real estate properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation.

Process and Methodology

Our goal in calculating our estimated NAV is to arrive at values that are reasonable and supportable using what we deem to be appropriate valuation methodologies and assumptions. The reports, including the analysis, opinions, and conclusions set forth in such reports, are qualified by the assumptions, qualifications, and limitations set forth in the respective reports. The following is a summary of our valuation methodologies used to value our assets and liabilities by key component:

Investments in Related Parties: We have entered into an agreement with various related party entities that provide for us to make aggregate preferred equity contributions of up to $20.0 million in various affiliates of our sponsor which own a parcel of land located at 105-109 W. 28th Street, New York, NY on which they intend to develop a 343-room Marriott Moxy hotel. These contributions are made pursuant to an instrument (the “Preferred Investment”) that entitles us to monthly preferred distributions at a rate of 12% per annum. Our Preferred Investment is classified as a held-to-maturity security and is recorded at cost. As of December 31, 2015, the estimated value of our Preferred Investment of $4.0 million approximated its carrying value based on market rates for similar instruments.

Cash and Cash Equivalents: The estimated values of our cash and cash equivalents approximate their carrying values due to their short maturities.

Other Assets: Our other assets consist of prepaid expenses and other assets. The estimated values of these items approximate their carrying values due to their short maturities.

Due to Related Parties: The estimated value of our due to related parties approximates its carrying value due to its short maturity.

Other Liabilities: Our other liabilities consist of our accounts payable and accrued expenses and distributions payable. The carrying values of these items were considered to equal their fair value due to their short maturities.

Limitations and Risks

As with any valuation methodology, the methodology used to determine our estimated NAV and resulting estimated NAV per share is based upon a number of estimates and assumptions that may prove later not to be accurate or complete. Further, different market participants with different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive different estimated NAVs per share, which could be significantly different from the estimated NAV per share approved by our board of directors. The estimated NAV per share approved by our board of directors does not represent the fair value of our assets less liabilities in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and such estimated NAV per share is not a representation, warranty or guarantee that:

•	a stockholder would be able to resell his or her shares of common stock at the estimated NAV per share;
•	a stockholder would ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;
•	our shares of common stock would trade at the estimated NAV per share on a national securities exchange;
•	an independent third-party appraiser or other third-party valuation firm would agree with the estimated NAV per share; or
•	the methodology used to estimate our NAV per share would be acceptable to the Financial Industry Regulatory Authority (“FINRA”) or under the Employee Retirement Income Security Act with respect to their respective requirements.

Neither FINRA, the Internal Revenue Service nor the Department of Labor provides any guidance on the methodology an issuer must use to determine its estimated NAV per share. As with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive different estimated NAVs per share, and these differences could be significant. The estimated NAV per share is not audited and does not represent the fair value of our assets less our liabilities in accordance with U.S. GAAP, nor do they represent an actual liquidation value of our assets and liabilities or the price that shares of our common stock would trade at on a national securities exchange. As of the date of this filing, although we have not sought stockholder approval to adopt a plan of liquidation of the Company, certain distributions may be payable to our sponsor pursuant to the terms of the subordinated loan agreement in connection with a liquidation event. Accordingly, we are presenting our estimated NAV per share assuming a hypothetical liquidation event. Our estimated NAV per share is based on the estimated value of our assets less the estimated value of our liabilities divided by the number of our diluted shares of common stock outstanding, all as of the date indicated. Our estimated NAV per share does not reflect a discount for the fact we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. Our estimated NAV per share does not take into account estimated penalties, if any, that may apply upon the prepayment of certain of our debt obligations or the impact of restrictions on the assumption of certain debt. Our NAV per share will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, developments related to individual assets and the management of those assets and changes in the real estate and capital markets. Different parties using different assumptions and estimates could derive different NAVs and resulting estimated NAVs per share, and these differences could be significant. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future. We currently intend to update our NAV and resulting NAV per share on a quarterly basis for as long as our sponsor’s obligation to fund quarterly draws under the subordinated loan agreement continues.”

Share Repurchase Program

The third paragraph under the heading “SHARE REPURCHASE PROGRAM” on page 157 of the Prospectus is hereby deleted and replaced with the following disclosure:

“Subject to the limitations described in this prospectus, stockholders may sell their Common Shares back to us at the repurchase price determined by our board of directors. The initial repurchase price, as determined by our board of directors, is as follows:

•	in the case of the death of a stockholder: our estimated NAV per Common Share;
•	the below percentages, except for in the case of the death of a stockholder, our estimated NAV per Common Share multiplied by:
o	92.5% for stockholders who have continuously held their Common Shares for at least one year;
o	95% for stockholders who have continuously held their Common Shares for at least two years;
o	97.5% for stockholders who have continuously held their Common Shares for at least three years; and
o	100% for stockholders who have continuously held their Common Shares for at least four years.”

Plan of Distribution

The third paragraph under the heading “The Offering” on page 159 of the Prospectus is hereby deleted and replaced with the following disclosure:

“Our board of directors arbitrarily determined the offering price of the Common Shares in this offering based primarily on the range of other REITs that do not have a public trading market. Although the offering price of the Common Shares in this offering is currently equal to our estimated NAV per share as of December 31, 2015, the valuation methodologies underlying our estimated NAV and NAV per share involve subjective judgments. Valuations of real estate investments do not necessarily represent the price at which a willing buyer would purchase our investments; therefore, there can be no assurance that we would realize the values underlying our estimated NAV if we were to sell our assets and distribute the net proceeds to our stockholders. In addition, the values of our assets and liabilities are likely to fluctuate over time. Consequently, the offering price of our Common Shares may not reflect the price at which the Common Shares would trade if they were listed on an exchange or actively traded by brokers, or the proceeds that a stockholder would receive if we were liquidated or dissolved.”

The second paragraph on page 161 of the Prospectus is hereby deleted and replaced with the following disclosure:

“To the extent necessary to comply with FINRA rules, we will provide, at least annually, a per share estimated value of our Common Shares, the method by which we developed such value and the date of the data we used to estimate such value.”